FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934

For the month of April 2011

Commission File Number _____0-16174_____

TEVA PHARMACEUTICAL INDUSTRIES LIMITED
(Translation of registrant's name into English)

5 Basel Street, P.O. Box 3190
Petach Tikva 49131 Israel

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ____X____   Form 40-F _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _____



TEVA PHARMACEUTICAL INDUSTRIES LTD.

Website: **www.tevapharm.com**

Teva Pharmaceutical Industries Ltd. Makes Statement on DEFINE Study Results

We acknowledge the results of the DEFINE study seem promising for patients. It is important to note that as a general rule, results obtained in clinical trials in multiple sclerosis (MS) cannot be compared, unless agents are tested in a head-to-head manner in the same trial.

Methodological differences between the DEFINE and ALLEGRO studies, mainly in the definition of the key endpoints, only underscore the inability to compare these two important clinical trials.

There are many considerations when choosing a treatment for MS. Based on the ALLEGRO results, Teva believes that laquinimod has the potential to be a safe, convenient and effective, once-daily oral therapy option with a unique mechanism of action that will address unmet needs for MS patients.

It is important to remember that MS affects each person differently. It is of vital importance that patients have numerous treatment options available to choose from in order to find a therapy that best meets their needs and manages their symptoms. We are proud to offer patients COPAXONE® today, and look forward to bringing our laquinimod product to market in the future.

Teva's goal is to make quality healthcare accessible to patients around the world.

ABOUT TEVA

Teva Pharmaceutical Industries Ltd. (NASDAQ:TEVA) is a leading global pharmaceutical company, committed to increasing access to high-quality healthcare by developing, producing and marketing affordable generic drugs as well as innovative and specialty pharmaceuticals and active pharmaceutical ingredients. Headquartered in Israel, Teva is the world's largest generic drug maker, with a global product portfolio of more than 1,450 molecules and a direct presence in about 60 countries. Teva's branded businesses focus on neurological, respiratory and women's health therapeutic areas as well as biologics. Teva's leading innovative product, Copaxone®, is the number one prescribed treatment for relapsing-remitting multiple sclerosis. Teva employs approximately 40,000 people around the world and reached $16.1 billion in net sales in 2010.


TEVA PHARMACEUTICAL INDUSTRIES LTD.

Website: **www.tevapharm.com**

Teva Pharmaceutical Industries Ltd.   Web Site: www.tevapharm.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TEVA PHARMACEUTICAL INDUSTRIES LIMITED
                     (Registrant)

By: /s/ Eyal Desheh
                                     Name: Eyal Desheh
                                     Title: Chief Financial Officer

Date April 21, 2011